FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 2, 2003, Series 2003-13	333-103335

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________
Name: Jule J. Keen
Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

$282,763,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-13

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Seller and Master Servicer)

Merrill Lynch

Banc of America Securities

December 1, 2003

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-Off Date.

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	4,434	
Aggregate Current Principal Balance:	$620,868,983.87	$53,338.86 to $538,820.51
Average Current Principal Balance:	$140,024.58	
Aggregate Original Principal Balance:	$621,526,207.00	$60,000.00 to $539,100.00
Average Original Principal Balance:	$140,172.80	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	8.099%	5.200% to 12.990%
Wtd. Avg. Original Term (months):	347	120 to 360
Wtd. Avg. Remaining Term (months):	346	117 to 360
Margin (ARM Loans Only):	5.968%	4.000% to 6.750%
Maximum Mortgage Rate (ARM Loans Only):	14.450%	11.250% to 18.990%
Minimum Mortgage Rate (ARM Loans Only):	8.450%	5.250% to 12.990%
Wtd. Avg. Original LTV:	78.03%	9.13% to 95.00%
Wtd. Avg. Borrower FICO:	623	500 to 813
Retail Originations	100.00%	
Geographic Distribution (Top 5):	CA 18.95%	
	FL 8.44%	
	NY 7.11%	
	MI 6.31%	
	NJ 6.18%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
2-yr Fixed/Adjustable Rate	2,810	$403,565,899.18	65.00%
Fixed Rate	1,624	217,303,084.69	35.00
Total:	**4,434**	**$620,868,983.87**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
50,000.01 - 100,000.00	1,572	$122,207,931.00	19.66%
100,000.01 - 150,000.00	1,256	155,369,726.00	25.00
150,000.01 - 200,000.00	786	136,046,047.00	21.89
200,000.01 - 250,000.00	447	100,089,768.00	16.10
250,000.01 - 300,000.00	264	72,183,086.00	11.61
300,000.01 - 350,000.00	92	28,797,349.00	4.63
350,000.01 - 400,000.00	10	3,737,650.00	0.60
400,000.01 - 450,000.00	5	2,084,550.00	0.34
450,000.01 - 500,000.00	1	471,000.00	0.08
500,000.01 - 550,000.00	1	539,100.00	0.09
Total	**4,434**	**$621,526,207.00**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

Range of Principal Balances as of the Cut-Off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
50,000.01 - 100,000.00	1,572	$122,068,563.08	19.66%
100,000.01 - 150,000.00	1,256	155,210,363.42	25.00
150,000.01 - 200,000.00	787	136,103,900.15	21.92
200,000.01 - 250,000.00	448	100,287,620.62	16.15
250,000.01 - 300,000.00	263	71,903,200.87	11.58
300,000.01 - 350,000.00	91	28,469,930.15	4.59
350,000.01 - 400,000.00	10	3,732,060.66	0.60
400,000.01 - 450,000.00	5	2,083,782.22	0.34
450,000.01 - 500,000.00	1	470,742.19	0.08
500,000.01 - 550,000.00	1	538,820.51	0.09
Total	**4,434**	**$620,868,983.87**	**100.00%**

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
61 – 120	13	$1,224,041.47	0.20%
121 – 180	285	31,290,310.99	5.04
181 – 240	163	17,643,131.91	2.84
241 – 300	10	1,564,944.26	0.25
301 – 360	3,963	569,146,555.24	91.67
Total	**4,434**	**$620,868,983.87**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
5.000 - 5.499	29	$5,332,866.93	0.86%
5.500 - 5.999	221	38,040,784.89	6.13
6.000 - 6.499	175	28,894,306.22	4.65
6.500 - 6.999	575	93,010,857.29	14.98
7.000 - 7.499	303	46,199,037.69	7.44
7.500 - 7.999	911	129,996,799.04	20.94
8.000 - 8.499	227	30,486,854.95	4.91
8.500 - 8.999	761	103,949,436.52	16.74
9.000 - 9.499	235	31,908,951.89	5.14
9.500 - 9.999	499	59,919,878.33	9.65
10.000 - 10.499	110	13,363,351.16	2.15
10.500 - 10.999	212	22,773,989.09	3.67
11.000 - 11.499	68	6,717,398.44	1.08
11.500 - 11.999	76	6,376,947.85	1.03
12.000 - 12.499	15	1,592,493.45	0.26
12.500 - 12.999	17	2,305,030.13	0.37
Total	**4,434**	**$620,868,983.87**	**100.00%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
25.00 or less	26	$2,216,140.47	0.36%
25.01 - 30.00	22	1,966,872.69	0.32
30.01 - 35.00	27	2,690,274.17	0.43
35.01 - 40.00	47	5,572,014.00	0.90
40.01 - 45.00	50	5,340,051.83	0.86
45.01 - 50.00	78	9,083,849.73	1.46
50.01 - 55.00	106	13,859,381.27	2.23
55.01 - 60.00	189	24,305,728.93	3.91
60.01 - 65.00	211	27,720,714.37	4.46
65.01 - 70.00	288	40,233,642.76	6.48
70.01 - 75.00	628	85,462,037.95	13.76
75.01 - 80.00	685	91,445,237.89	14.73
80.01 - 85.00	761	110,302,322.33	17.77
85.01 - 90.00	1,187	179,996,956.57	28.99
90.01 - 95.00	129	20,673,758.91	3.33
Total:	**4,434**	**$620,868,983.87**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
500 - 519	238	$30,224,471.91	4.87%
520 - 539	367	45,421,595.89	7.32
540 - 559	463	61,608,794.17	9.92
560 - 579	453	59,178,173.86	9.53
580 - 599	358	46,975,970.83	7.57
600 - 619	369	54,154,419.06	8.72
620 - 639	461	66,561,860.10	10.72
640 - 659	459	67,863,710.50	10.93
660 - 679	363	53,390,378.40	8.60
680 - 699	325	50,405,073.28	8.12
700 - 719	187	28,122,147.14	4.53
720 - 739	176	26,769,453.22	4.31
740 - 759	113	16,180,761.82	2.61
760 - 779	57	7,917,920.21	1.28
780 - 799	38	5,325,888.47	0.86
800 or greater	7	768,365.01	0.12
Total	**4,434**	**$620,868,983.87**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
California	620	$117,660,771.15	18.95%
Florida	452	52,370,996.62	8.44
New York	229	44,122,249.66	7.11
Michigan	332	39,172,584.81	6.31
New Jersey	225	38,392,431.37	6.18
Massachusetts	185	34,440,121.00	5.55
Texas	310	30,726,271.75	4.95
Maryland	153	24,512,263.77	3.95
Minnesota	158	23,231,397.18	3.74
Illinois	171	22,712,691.57	3.66
Pennsylvania	177	19,942,276.07	3.21
Connecticut	124	18,003,257.47	2.90
Washington	105	16,235,882.63	2.62
Colorado	85	14,001,239.56	2.26
Wisconsin	97	12,662,559.67	2.04
Arizona	87	9,968,438.13	1.61
Indiana	90	8,812,587.43	1.42
Missouri	79	8,788,498.69	1.42
Ohio	74	7,626,074.63	1.23
Alabama	67	7,160,200.92	1.15
Louisiana	55	5,638,008.62	0.91
Rhode Island	37	5,492,917.47	0.88
Maine	43	4,926,047.75	0.79
Mississippi	53	4,905,968.08	0.79
Tennessee	46	4,897,807.84	0.79
New Hampshire	29	4,411,513.28	0.71
Nebraska	31	3,814,113.35	0.61
Nevada	23	3,382,026.59	0.54
Georgia	26	3,174,960.77	0.51
North Carolina	29	3,049,388.26	0.49
Iowa	30	2,900,097.81	0.47
Delaware	19	2,834,827.35	0.46
Oklahoma	33	2,819,243.12	0.45
Hawaii	16	2,734,173.76	0.44
Oregon	21	2,725,276.61	0.44
Kansas	24	2,329,144.17	0.38
South Carolina	18	1,824,427.15	0.29
Vermont	14	1,595,650.22	0.26
Kentucky	16	1,491,722.13	0.24
Utah	11	1,126,601.11	0.18
Idaho	7	880,954.02	0.14
Arkansas	11	864,129.93	0.14
South Dakota	6	815,326.05	0.13
New Mexico	6	730,024.75	0.12
North Dakota	4	467,456.09	0.08
Wyoming	5	329,519.03	0.05
Montana	1	164,864.48	0.03
Total	**4,434**	**$620,868,983.87**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Owner-Occupied	4,128	$583,754,442.52	94.02%
Non-Owner Occupied	261	31,316,511.96	5.04
Second Home	45	5,798,029.39	0.93
Total	**4,434**	**$620,868,983.87**	**100.00%**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Full Documentation	3,090	$425,524,059.00	68.54%
Stated Documentation	1,006	144,761,066.59	23.32
Limited Documentation	338	50,583,858.28	8.15
Total	**4,434**	**$620,868,983.87**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Purchase	31	$4,195,062.00	0.68%
Refinance-Debt Consolidation No Cash Out*	432	60,648,626.88	9.77
Refinance-Debt Consolidation Cash Out**	3,971	556,025,294.99	89.56
Total:	**4,434**	**$620,868,983.87**	**100.00%**

* Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed [2% or $2,000] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed [2% or $2,000] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
8A	466	$67,491,059.37	10.87%
7A	409	63,983,816.59	10.31
6A	349	51,551,488.73	8.30
5A	392	58,673,200.61	9.45
4A	379	54,597,677.71	8.79
3A	300	43,579,547.38	7.02
2A	825	110,993,225.22	17.88
A	278	35,838,710.41	5.77
B	511	65,681,817.62	10.58
C	457	59,921,375.49	9.65
D	68	8,557,064.74	1.38
Total	**4,434**	**$620,868,983.87**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Single Family Detached	3,625	$502,458,003.55	80.93%
Two-to Four-Family	274	49,746,482.48	8.01
Condominium	188	27,064,025.10	4.36
PUD Detached	148	21,286,429.48	3.43
Manufactured Housing	130	11,639,408.32	1.87
Single Family Attached	44	4,746,575.85	0.76
PUD Attached	25	3,928,059.09	0.63
Total	**4,434**	**$620,868,983.87**	**100.00%**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
0	1,286	$182,293,339.25	29.36%
12	114	19,174,699.96	3.09
24	10	1,708,098.53	0.28
30	11	2,299,090.41	0.37
36	3,013	415,393,755.72	66.91
Total	**4,434**	**$620,868,983.87**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Retail	4,434	$620,868,983.87	100.00%
Total:	**4,434**	**$620,868,983.87**	**100.00%**

Conforming Balance

Conforming Balance	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Conforming	4,434	$620,868,983.87	100.00%
Total:	**4,434**	**$620,868,983.87**	**100.00%**

Maximum Mortgage Rates of the Adjustable-Rate Loans

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
11.000 - 11.999	65	$12,506,290.01	3.10%
12.000 - 12.999	313	55,097,075.30	13.65
13.000 - 13.999	693	107,042,190.39	26.52
14.000 - 14.999	753	107,380,452.14	26.61
15.000 - 15.999	598	77,869,098.25	19.30
16.000 - 16.999	261	30,300,946.27	7.51
17.000 - 17.999	103	10,241,080.00	2.54
18.000 - 18.999	24	3,128,766.82	0.78
Total:	**2,810**	**$403,565,899.18**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
5.000 - 5.999	65	$12,506,290.01	3.10%
6.000 - 6.999	313	55,097,075.30	13.65
7.000 - 7.999	693	107,042,190.39	26.52
8.000 - 8.999	753	107,380,452.14	26.61
9.000 - 9.999	598	77,869,098.25	19.30
10.000 - 10.999	261	30,300,946.27	7.51
11.000 - 11.999	103	10,241,080.00	2.54
12.000 - 12.999	24	3,128,766.82	0.78
Total	**2,810**	**$403,565,899.18**	**100.00%**

Gross Margins of the Adjustable-Rate Loans

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
4.000 - 4.249	1	$84,915.21	0.02%
4.250 - 4.499	1	247,000.00	0.06
4.500 - 4.749	4	760,444.23	0.19
4.750 - 4.999	110	18,285,551.29	4.53
5.000 - 5.249	141	22,560,827.09	5.59
5.250 - 5.499	146	23,262,163.72	5.76
5.500 - 5.749	217	34,834,108.90	8.63
5.750 - 5.999	245	36,615,349.98	9.07
6.000 - 6.249	872	123,051,336.37	30.49
6.250 - 6.499	210	27,741,840.23	6.87
6.500 - 6.749	480	63,938,995.84	15.84
6.750 - 6.999	383	52,183,366.32	12.93
Total	**2,810**	**$403,565,899.18**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
May 2005	6	$1,135,862.64	0.28%
June 2005	153	21,976,592.49	5.45
July 2005	119	17,552,081.24	4.35
August 2005	64	8,215,382.80	2.04
September 2005	10	1,476,060.09	0.37
October 2005	77	10,347,633.26	2.56
November 2005	1,602	238,352,053.66	59.06
December 2005	779	104,510,233.00	25.90
Total	**2,810**	**$403,565,899.18**	**100.00%**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
2.000	2,810	$403,565,899.18	100.00%
Total:	**2,810**	**$403,565,899.18**	**100.00%**

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
1.000	2,810	$403,565,899.18	100.00%
Total:	**2,810**	**$403,565,899.18**	**100.00%**

Yield Maintenance Agreement Schedule and Strike Rates For Class AV-1 Certificates

Period	Class AV-1 Notional Schedule($)	Cap Strike (%)	Cap Ceiling (%)
1	677,487,000.00	4.19	9.25
2	665,520,978.88	6.06	9.25
3	653,564,944.65	6.45	9.25
4	641,613,089.78	7.34	9.25
5	625,989,438.34	7.58	9.25
6	610,365,053.26	7.33	9.25
7	594,735,986.29	7.58	9.25
8	579,099,867.80	7.33	9.25
9	563,455,894.67	7.33	9.25
10	547,804,809.96	7.57	9.25
11	532,148,874.31	7.32	9.25
12	516,495,222.39	7.56	9.25
13	501,127,519.56	7.32	9.25
14	486,040,697.05	7.32	9.25
15	471,230,051.81	8.10	9.25
16	456,775,784.21	7.31	9.25
17	442,669,563.48	7.55	9.25
18	428,902,907.93	7.31	9.25
19	415,467,545.16	7.55	9.25
20	402,355,406.80	7.31	9.25
21	389,558,623.43	7.31	9.25
22	377,069,519.65	7.55	9.25
23	364,880,609.21	7.30	9.25
24	352,984,590.30	8.43	9.25
25	341,424,820.28	8.16	9.25
26	330,141,683.43	8.16	9.25
27	319,128,221.87	9.25	9.25
28	308,393,400.52	8.43	9.25
29	297,914,696.48	8.71	9.25
30	287,685,846.56	8.85	9.25
31	277,717,965.62	9.14	9.25
32	267,987,319.83	8.84	9.25
33	258,488,094.36	8.97	9.25
34	249,219,979.40	9.25	9.25
35	240,172,063.63	8.96	9.25

FOR ADDITIONAL INFORMATION PLEASE CALL:

Merrill Lynch

ABS Trading/Syndicate	
Scott Soltas	212-449-3659
Charles Sorrentino	212-449-3659
ABS Banking	
Matt Whalen	212-449-0752
Ted Bouloukos	212-449-5029
Amanda de Zutter	212-449-0425
ABS Structuring	
Paul Park	212-449-6380
Alice Chang	212-449-8140
ABS Collateral	
Fred Hubert	212-449-5071
ABS Research	
Glenn Costello	212-449-4457

Rating Agency Contacts

Standard & Poor's	
Linda Wu	212-438-1567
Chris Deasy	212-438-2405
Moody's	
Taruna Reddy	212-553-3605
Fitch	
Quincy Tang	212-908-0693
Kei Ishidoya	212-908-0238